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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50333

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ROCKEFELLER CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 POST ROAD WEST
(No. and Street)

WESTPORT, (City) CONNECTICUT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD STOYECK (203)341-9444
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name - if individual, state last, first, middle name)

293 EISENHOWER PARKWAY, SUIE 290 (Address) LIVINGSTON (City) NEW JERSEY (State) 07039-1711 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



AFFIRMATION

I, Richard Stoyeck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Rockefeller Capital Partners, LLC as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard Stoyeck
Title: President

Date: 2/24/12

FRANK BARTON
NOTARY PUBLIC, State of [illegible]

Sworn to and subscribed before me
This 24th day of February, 2012

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of financial condition.
(x)	(c)	Statement of income (loss).
(x)	(d)	Statement of cash flows.
(x)	(e)	Statement of changes in stockholders' equity.
(x)	(f)	Statement of changes in liabilities subordinated to claims of general creditors.
(x)		Notes to Financial Statements
(x)	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
(x)	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
( )	(i)	Information relating to possession or control requirements for brokers and dealers under Rule 15c3-3.
( )	(j)	A reconciliation, including appropriate explanations, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
( )	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
(x)	(l)	An oath or affirmation.
( )	(m)	A copy of the Securities Investor Protection Corporation supplemental report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x)	(o)	Independent auditors' report on internal control.
( )	(p)	Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

ROCKEFELLER CAPITAL PARTNERS, LLC

DECEMBER 31, 2011

CONTENTS


Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Members
Rockefeller Capital Partners, LLC
Westport, Connecticut

We have audited the accompanying statement of financial condition of Rockefeller Capital Partners, LLC as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockefeller Capital Partners, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 24, 2012


Member of
PKF
North
America
An association of legally independent firms

ROCKEFELLER CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CASH	$	7,780

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	25
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		7,755
	$	7,780

ROCKEFELLER CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUE:	
Investment banking income	$ 34,916
EXPENSES:	
Dues and subscriptions	4,135
Miscellaneous	290
Professional fees	8,952
Regulatory fees	2,005
Rent	19,760
Supplies	34
Telephone	2,857
Total Expenses	38,033
NET LOSS	$ (3,117)

The accompanying notes are an integral part of these financial statements.

ROCKEFELLER CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$	10,872
Net loss		(3,117)
Balance, December 31, 2011	$	7,755

The accompanying notes are an integral part of these financial statements.

ROCKEFELLER CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net loss	$	(3,117)
Changes in certain assets and liabilities:		
Accrued expenses		-
Net Cash Used for Operating Activities		(3,117)
NET DECREASE IN CASH		(3,117)
CASH:		
Beginning of year		10,898
End of year	$	7,780

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Rockefeller Capital Partners, LLC (the "Company") was organized in July 1997 in the state of Connecticut for the purpose of registering as a securities broker. The Company is headquartered in Westport, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal and State Income Taxes:
The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the Company elected to be taxed as a partnership. Accordingly, the individual members report their distributive share of the Company's income or loss and credits on each member's individual tax return.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for 2008 and forward are subject to audit by federal and state jurisdictions. No interest or penalties have been incurred as of December 31, 2011. At December 31, 2011, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

Revenue and Expense Recognition:
Income is recognized when earned.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2011 through February 24, 2012, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2011, the Company had net capital of $10,873 which was $5,873 in excess of its minimum dollar net capital requirement of $5,000.

At December 31, 2011, the Company's net capital is as follows:

	2011
Net capital	$ 7,755
Net capital requirement	5,000
Excess Net Capital	$ 2,755
Aggregate Indebtedness to Net Capital	.32%

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish the "computation of reserve requirements."

There were no differences between this computation of net capital and the corresponding computation prepared by the Company, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2011.

NOTE 3 - FUTURE OPERATIONS:

The Company has experienced net losses and negative operating cash flows for the past three years. The Company does not possess the liquidity required to fund the next twelve months of operations without additional revenue sources, member capital contributions or debt financing.

The managing member of the Company has made a commitment to contribute additional capital, as necessary, in order to continue the operations of the Company.

NOTE 4 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)(ii) of the Rule.


Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Rockefeller Capital Partners, LLC
Westport, Connecticut

We have audited the financial statements of Rockefeller Capital Partners, LLC (the "Company") as of and for the year ended December 31, 2011, and have issued our report thereon dated February 24, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934, on pages 10 and 11 as required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 24, 2012

Member of

PKF
North
America
An association of legally independent firms

ROCKEFELLER CAPITAL PARTNERS, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL:	
Total members' equity	$ 7,755
Less: Deductions and/or charges:	
Non-allowable assets	-
Net capital before haircuts on security positions	7,755
Less: Haircuts on securities	-
Net capital	$ 7,755
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	
Accrued expenses	$ 25
TOTAL AGGREGATE INDEBTEDNESS	$ 25
Minimum net capital required Per Rule15c3-1	$ 5,000
Excess net capital	$ 2,755
Net capital in excess of 120% of minimum requirement	$ 1,755
Ratio: aggregate indebtedness to net capital	0.32%
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17A-5 as of December 31, 2011:	
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$ 7,755
Net audit adjustments	-
NET CAPITAL PER ABOVE	$ 7,755

ROCKEFELLER CAPITAL PARTNERS, LLC
SUPPLEMANTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVEREQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Rockefeller Capital Partners, LLC is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3.

ROCKEFELLER CAPITAL PARTNERS, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

DECEMBER 31, 2011


Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Members of
Rockefeller Partners, LLC
Westport, Connecticut

In planning and performing our audit of the financial statements of Rockefeller Capital Partners, LLC (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing out auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.


Member of
PKF
North
America
An association of legally independent firms

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 24, 2012